UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30699 / September 24, 2013

_____

In the Matter of   :
  :

AMERICAN GENERAL LIFE INSURANCE COMPANY :
VARIABLE SEPARATE ACCOUNT :
1 SunAmerica Center :
Los Angeles, CA 90067-6121 :
  :

THE UNITED STATES LIFE INSURANCE COMPANY IN :
THE CITY OF NEW YORK :
FS VARIABLE SEPARATE ACCOUNT :
One World Financial Center :
200 Liberty Street :
New York, NY 10281 :
  :

SUNAMERICA CAPITAL SERVICES, INC. :
Harborside Financial Center :
3200 Plaza 5 :
Jersey City, NJ 07311 :
  :

(812-13973) :

_____

ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
("1940 ACT") GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c) and 27(i)(2)(A)
of the 1940 ACT AND RULE 22c-1 THEREUNDER

American General Life Insurance Company, The United States Life Insurance Company in the
City of New York, SunAmerica Capital Services, Inc., Variable Separate Account, and FS
Variable Separate Account (together, "Applicants"), filed an application on November 14, 2011,
and amended and restated applications on February 14, 2012, February 16, 2012, June 13, 2012,
and July 29, 2013.

Applicants requested an order pursuant to Section 6(c) of the 1940 Act, exempting them from
Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to permit
the recapture, under specified circumstances, of payment enhancements previously applied to
purchase payments under certain variable flexible premium deferred annuity contracts.

A notice of the filing of the application was issued on August 29, 2013 (Investment Company Act Release No. IC-30681). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, for American General Life Insurance Company, et al. (812–13973) is approved.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary